Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three-month period			For the nine-month period
	ended September 30,			ended September 30,
(all dollar amounts in thousands)	2007	2006		2007		2006

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(47,166)	$(8,974)		$(68,792)		$(17,282)
Amortization of interest capitalized	600	600		1,800		1,800
Interest capitalized	(6,599)	(4,714)		(20,191)		(11,404)
Distributed income of equity investees	3,236	2,553		8,489		7,345
Fixed charges	27,570	39,894		103,430		116,908

Total earnings	$(22,359)	$29,359		$24,736		$97,367

Fixed Charges:
Interest expense	$17,843	$31,937		$72,326		$95,685
Capitalized interest	6,599	4,714		20,191		11,404
Debt costs amortization	1,315	1,430		5,476		4,381
Distributions to Series B preferred unitholders	1,813	1,813		5,437		5,438

Total Fixed Charges	$27,570	$39,894		$103,430		$116,908

Distributions to Series C, Series D and Series E preferred shareholders	$2,539	$4,550		$10,900		$16,354

Combined Fixed Charges and Preferred Share Distributions	$30,109	$44,444		$114,330		$133,262

Ratio of Earnings to Fixed Charges	(a )	(a	)	(a	)	(a	)

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b )	(b	)	(b	)	(b	)

a)	For the three months ended September 30, 2007 and 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $49.9 million and $10.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the nine months ended September 30, 2007 and 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $78.7 million and $19.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for all periods presented is primarily due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business and classification of operations for assets held for sale and sold as discontinued operations.

b)	For the three months ended September 30, 2007 and 2006, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $52.5 million and $15.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. For the nine months ended September 30, 2007 and 2006, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $89.6 million and $35.9 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for all periods presented is primarily due to the $43.3 million non-cash impairment charge related to the Company’s for-sale residential business and classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.